FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1

IDENTITY OF COMPANY

1.1

Name and Address of Company

LUNDIN MINING CORPORATION
2101 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8

1.2

Executive Officer

For further information, please contact Anders Haker, Chief Financial Officer at telephone:

011-46-8-545-07470

Item 2

DETAILS OF ACQUISITION

2.1

Nature of Business Acquired

Acquisition of Tenke Mining Corp.

Lundin Mining Corporation ("Lundin Mining") acquired all of the issued and outstanding shares (the "Tenke Shares") of Tenke Mining Corp. ("Tenke") pursuant to a plan of arrangement (the "Arrangement").

Acquisition of Rio Narcea Gold Mines, Ltd.

As of August 10, 2007, Lundin Mining has acquired 152,661,194 shares of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"), representing approximately 90.5% of the issued and outstanding shares of Rio Narcea (the "Rio Narcea Shares"). In addition, 17,568,720 share purchase warrants have been deposited (the "Rio Narcea Warrants"). In combination, the Rio Narcea Shares and the Rio Narcea Warrants tendered total approximately 89.2% of the fully diluted outstanding Rio Narcea Shares. The Company will continue to receive the Rio Narcea Shares tendered in exchange for the cash payments from the remaining shareholders until the Company obtains at least 90% of the issued and outstanding Rio Narcea Shares (fully diluted) at which time the Company will issue a notice (the "Notice") to the remaining Rio Narcea shareholders to tender their shares within 20 days from the date of the Notice. If necessary, the Company will also implement a statutory arrangement, capital reorganization or other transaction to acquire any remaining Rio Narcea Warrants. This will effectively give the Company 100% ownership in Rio Narcea.

2.2

Date of Acquisition

Acquisition of Tenke Mining Corp.

July 3, 2007

Acquisition of Rio Narcea Gold Mines, Ltd.

The original offer (the "Original Offer") of the Company to purchase all of the Rio Narcea Shares and the Rio Narcea Warrants was made to the shareholders of Rio Narcea on April 20, 2007. On June 29, 2007, the Company announced an amended offer (the "Amended Offer") and on August 10, 2007, the Company announced that the Amended Offer would be extended. The Amended Offer expires at 6:00 p.m. Pacific Time on August 20, 2007.

2.3

Consideration

Acquisition of Tenke Mining Corp.

Pursuant to the Arrangement, Lundin Mining acquired all of the issued and outstanding Tenke Shares in exchange for common shares of Lundin Mining ("Lundin Mining Shares") whereby the holders of Tenke Shares received, for each Tenke Share held on July 3, 2007, 1.73 Lundin Mining Shares plus Cdn $0.001 cash. Pursuant to the Arrangement, Tenke also conveyed its South American assets and cash in the amount of US $5,000,000 to a newly incorporated wholly-owned subsidiary, Suramina Mining Inc. ("Suramina"). The shares of Suramina were distributed to the Tenke shareholders immediately prior to the effective date of the Arrangement on a one-for-one basis.

Acquisition of Rio Narcea Gold Mines, Ltd.

Under the terms of the Amended Offer, Rio Narcea shareholders and Rio Narcea warrant holders will receive Cdn $5.50 for each Rio Narcea Share and Cdn $1.04 for each Rio Narcea Warrant tendered to Lundin Mining.

2.4

Effect on Financial Position

Acquisition of Tenke Mining Corp.

Subsequent to the closing of the acquisition, Tenke became a wholly-owned subsidiary of Lundin Mining. On July 31, 2007, Tenke amalgamated with Lundin Mining under the name "Lundin Mining Corporation.".

Acquisition of Rio Narcea Gold Mines, Ltd.

Subsequent to the closing of the acquisition, Rio Narcea will become an indirect wholly-owned subsidiary of Lundin Mining. Shortly thereafter, Rio Narcea will amalgamate with 4352351 Canada Inc., another indirect wholly-owned subsidiary of Lundin Mining, under the name "Rio Narcea Gold Mines, Ltd.".

2.5

Prior Valuations

Acquisition of Tenke Mining Corp.

The Management Information Circular of Lundin Mining (the "Lundin Mining Management Information Circular") as at May 18, 2007 and the Management Information Circular of Tenke (the "Tenke Information Circular") as of the same date are incorporated by reference into this Business Acquisition Report (collectively, the "Management Information Circulars"). The Management Information Circulars are available on SEDAR at www.sedar.com. The Lundin Mining Management Information Circular has been filed under Lundin Mining’s SEDAR profile on May 23, 2007, and the Tenke Management Information Circular has been filed under Tenke’s SEDAR profile as of the same date.

The Management Information Circulars provide information as to the valuation of Tenke, namely the fairness opinion of GMP Securities L.P. dated April 10, 2007 in the Lundin Mining Management Information Circular and the fairness opinion of Dundee Securities Corporation dated as of the same date in the Tenke Management Information Circular.

Acquisition of Rio Narcea Gold Mines, Ltd.

The Directors’ Circular of Rio Narcea as at April 20, 2007 is incorporated by reference into this Business Acquisition Report. The Directors’ Circular is available on SEDAR at www.sedar.com and has been filed under Rio Narcea’s SEDAR profile on April 20, 2007.

The Directors’ Circular provides information as to the valuation of Rio Narcea, namely the fairness opinion of BMO Nesbitt Burns Inc. dated April 4, 2007.

2.6

Parties to Transaction

As at the date of the Tenke acquisition, Tenke was not an informed person, associate or affiliate of Lundin Mining.

As at the date of the Rio Narcea acquisition, Rio Narcea was not an informed person, associate or affiliate of Lundin Mining.

2.7

Date of Report

August 13, 2007

Item 3

FINANCIAL STATEMENTS

The pro forma consolidated financial statements of Lundin Mining and the notes thereto as at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 are attached hereto as Schedule "A".

SCHEDULE "A"

(See Attached)

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2007
and
For the Three Months Ended March 31, 2007
and
For the Year Ended December 31, 2006

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2007
(All amounts in United States dollars, except where noted)
(Unaudited)

			Tenke					Gold Mining
			Acquisition Pro			Rio Narcea	Pro Forma	Disposition
		Adjusted	Forma	Pro Forma		Pro Forma	Lundin,	Pro Forma
	Lundin Mining	Tenke	Adjustments	Lundin and	Rio Narcea	Adjustments	Tenke and	Adjustments	Pro Forma
	Historical	(note 3(b)(i))	(note 3(b)(ii))	Tenke	Historical	(note 4(b))	Rio Narcea	(note 5)	Lundin
ASSETS
Current assets
Cash and cash equivalents	$317,393	$96,501	$(1,733)	$412,161	$71,718	$5,417	$489,296	$(11,523)	$477,773
Restricted cash	-	-	-	-	5,950	-	5,950	-	5,950
Accounts receivable	130,340	52	-	130,392	21,944	-	152,336	(282)	152,054
Inventories	30,968	-	-	30,968	12,713	-	43,681	(512)	43,169
Other current assets	4,442	17	-	4,459	7,523	-	11,982	-	11,982
	483,143	96,570	(1,733)	577,980	119,848	5,417	703,245	(12,317)	690,928
Long term receivables	952	-	-	952	-	-	952	-	952
Reclamation fund	31,987	-	-	31,987	-	-	31,987	-	31,987
Long term investments	95,952	1,128	-	97,080	43,748	-	140,828	-	140,828
Equity investment in Tenke Fungurme	-	105,151	1,334,498	1,439,649	-	-	1,439,649	-	1,439,649
Mineral properties, plant and equipment	1,713,990	2	-	1,713,992	231,313	141,614	2,086,919	(270,315)	1,816,604
Goodwill	524,240	-	-	524,240	-	-	524,240	-	524,240
Unallocated purchase price	-	-	-	-	-	337,085	337,085		337,085
Other assets	1,987	-	-	1,987	1,314	-	3,301	-	3,301
Future income tax assets	10,892	-	-	10,892	5,518	-	16,410	-	16,410
	$2,863,143	$202,851	$1,332,765	$4,398,759	$401,741	$484,116	$5,284,616	$(282,632)	$ 5,001,984
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$120,184	$698	$-	$120,882	$51,092	$-	$171,974	$(3,927)	168,047$
Income taxes payable	54,192	-	-	54,192	-	-	54,192	-	54,192
Current portion of long term debt and capital leases	2,658	-	-	2,658	11,577	-	14,235	(11,397)	2,838
Current portion of deferred revenue	3,204	-	-	3,204	-	-	3,204	-	3,204
	180,238	698	-	180,936	62,669	-	243,605	(15,324)	228,281
Long-term debt and capital leases	43,296	-	-	43,296	34,789	718,576	796,661	(253,970)	542,691
Deferred revenue	58,845	-	-	58,845	-	-	58,845	-	58,845
Provision for pension obligations	15,259	-	-	15,259	-	-	15,259	-	15,259
Asset retirement obligations and other provisions	97,627	-	-	97,627	24,763	-	122,390	(10,350)	112,040
Future income tax liabilities	247,420	-	203,511	450,931	5,766	-	456,697	(2,988)	453,709
Non-controlling Interest	-	-	-	-	491	38,803	39,294	-	39,294
	642,685	698	203,511	846,894	128,478	757,379	1,732,751	(282,632)	1,450,119
Shareholders' equity
Share capital	1,897,447	337,350	994,057	3,228,854	250,278	(250,278)	3,228,854	-	3,228,854
Contributed surplus	7,545	(2,940)	2,940	7,545	23,439	(23,439)	7,545	-	7,545
Accumulated other comprehensive income	83,556	503	(503)	83,556	24,909	(24,909)	83,556	-	83,556
Retained earnings (deficit)	231,910	(132,760)	132,760	231,910	(25,363)	25,363	231,910	-	231,910
	2,220,458	202,153	1,129,254	3,551,865	273,263	(273,263)	3,551,865	-	3,551,865
	$2,863,143	$202,851	$1,332,765	$4,398,759	$401,741	$484,116	$5,284,616	$(282,632)	$5,001,984

The accompanying notes are an integral part of these pro forma consolidated financial statements.

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

Lundin Mining Corporation
Pro Forma Consolidated Income Statements
For the Three Months Ended March 31, 2007
(unaudited)
							Gold Mining
					Rio Narcea	Pro Forma	Disposition
		Adjusted	Pro Forma		Pro Forma	Lundin,	Pro Forma
	Lundin Mining	Tenke	Lundin and	Rio Narcea	Adjustments	Tenke and	Adjustments	Pro Forma
	Historical	(note 3(b)(iii))	Tenke	Historical	(note 4(b))	Rio Narcea	(note 5)	Lundin

Sales	$193,920	$-	$193,920	$62,661	$-	$256,581	$-	$256,581
Cost of sales	(67,242)	-	(67,242)	(17,982)	-	(85,224)	-	(85,224)
Accretion of asset retirement obligations	(1,120)	-	(1,120)	-	-	(1,120)	-	(1,120)
Depreciation, depletion and amortization	(35,878)	-	(35,878)	(3,135)	-	(39,013)	82	(38,931)
	89,680	-	89,680	41,544	-	131,224	82	131,306
Expenses
iGeneral exploration and project nvestigation	(4,919)	-	(4,919)	(569)	-	(5,488)	-	(5,488)
Selling, general and administration	(6,731)	(1,119)	(7,850)	(2,178)	-	(10,028)	548	(9,480)
Stock-based compensation	(1,520)	(451)	(1,971)	-	-	(1,971)	-	(1,971)
Foreign exchange gains (losses)	(2,720)	767	(1,953)	(1,382)	-	(3,335)	(262)	(3,597)
Gains (losses) on derivative instruments	(5,524)	-	(5,524)	(4,828)	-	(10,352)	2,492	(7,860)
Interest and other income and expenses	4,029	949	4,978	568	-	5,546	(266)	5,280
Interest and bank charges	(910)	(1)	(911)	(184)	(11,940)	(13,035)	3,358	(9,677)
	(18,295)	145	(18,150)	(8,573)	(11,940)	(38,663)	5,870	(32,793)
Earnings before undernoted items	71,385	145	71,530	32,971	(11,940)	92,561	5,952	98,513
Gain on sale of investments	-	-	-	3,276	-	3,276	-	3,276
Non-controlling interest	-	-	-	35	(2,640)	(2,605)	-	(2,605)
Earnings before income taxes	71,385	145	71,530	36,282	(14,580)	93,232	5,952	99,184
Income taxes
Current income taxes	(14,021)	-	(14,021)	-	-	(14,021)	-	(14,021)
Future income tax (expense) recovery	(3,656)	-	(3,656)	(9,932)	4,179	(9,409)	(71)	(9,480)
	(17,677)	-	(17,677)	(9,932)	4,179	(23,430)	(71)	(23,501)
Net earnings (loss)	$53,708	$145	$53,853	$26,350	$(10,401)	$69,802	$5,881	$75,683
Earnings per share ($ per share)
Basic	$0.19		$0.14			$0.18		$0.19
Diluted	$0.19		$0.14			$0.18		$0.19
Weighted average number of shares outstanding (000's)
Basic	285,454	105,517	390,970			390,970		390,970
Diluted	286,058	105,517	391,575			391,575		391,575

The accompanying notes are an integral part of these pro forma consolidated financial statements.

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

Lundin Mining Corporation
Pro Forma Consolidated Income Statements
For the Year Ended December 31, 2006
(unaudited)
			EuroZinc					Gold Mining
			Acquisition Pro			Rio Narcea	Pro Forma	Disposition
		Adjusted	Forma	Pro Forma		Pro Forma	Lundin,	Pro Forma
	Lundin Mining	Tenke	Adjustments	Lundin and	Rio Narcea	Adjustments	Tenke and	Adjustments	Pro Forma
	Historical	(note 3(b)(iii))	(note 3(a))	Tenke	Historical	(note 4(b))	Rio Narcea	(note 5)	Lundin

Sales	$539,729	$-	$410,488	$950,217	$225,694	$-	$1,175,911	$-	$1,175,911
Cost of sales	(219,088)	-	(92,741)	(311,829)	(108,465)	-	(420,294)	-	(420,294)
Accretion of asset retirement obligations	(1,284)	-	(2,371)	(3,655)	-	-	(3,655)	-	(3,655)
Depreciation, depletion and amortization	(74,991)	-	(65,677)	(140,668)	(15,434)	-	(156,102)	186	(155,916)
	244,366	-	249,699	494,065	101,795	-	595,860	186	596,046
Expenses
General exploration and project
investigation	(9,857)	(298)	(3,077)	(13,232)	(4,905)	-	(18,137)	-	(18,137)
Selling, general and administration	(17,051)	(1,519)	(5,987)	(24,557)	(9,206)	-	(33,763)	696	(33,067)
Stock-based compensation	(2,381)	(3,151)	(2,719)	(8,251)	-	-	(8,251)	-	(8,251)
Foreign exchange gains (losses)	(16,907)	(618)	(350)	(17,875)	629	-	(17,246)	(705)	(17,951)
Gains (losses) on derivative instruments	420	-	(82,221)	(81,801)	(37,793)	-	(119,594)	7,933	(111,661)
Interest and other income and expenses	8,321	3,039	11,240	22,600	1,606	-	24,206	(99)	24,107
Interest and bank charges	(1,646)	(2)	(3,224)	(4,872)	(1,830)	(47,760)	(54,462)	13,433	(41,029)
	(39,101)	(2,549)	(86,338)	(127,988)	(51,499)	(47,760)	(227,247)	21,258	(205,989)
Earnings before undernoted items	205,265	(2,549)	163,361	366,077	50,296	(47,760)	368,613	21,444	390,057

Gain on sale of investments	9	-	-	9	-	-	9	-	9
Non-controlling interest	(183)	-	-	(183)	30	(5,636)	(5,789)	-	(5,789)
Earnings before income taxes	205,091	(2,549)	163,361	365,903	50,326	(53,396)	362,833	21,444	384,277
Income taxes
Current income taxes	(50,291)	-	(43,799)	(94,090)	-	-	(94,090)	-	(94,090)
Future income tax (expense) recovery	(1,851)	-	9,153	7,302	20,405	16,716	44,423	(3,396)	41,027
	(52,142)	-	(34,646)	(86,788)	20,405	16,716	(49,667)	(3,396)	(53,063)
Net earnings (loss)	$152,949	$(2,549)	$128,715	$279,115	$70,731	$(36,680)	$313,166	$18,048	$331,214
Earnings per share ($ per share)
Basic	$1.02			$0.72			$0.81		$0.85
Diluted	$1.01			$0.71			$0.80		$0.85
Weighted average number of shares outstanding (000's)
Basic	149,440	105,517	133,955	388,912			388,912		388,912
Diluted	151,152	105,517	133,955	390,624			390,624		390,624

The accompanying notes are an integral part of these pro forma consolidated financial statements.

LUNDIN MINING CORPORATION
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

1.

Proposed Transactions and Basis of Presentation

On April 4, 2007, Lundin Mining Corporation ("Lundin" or the "Company") made an offer to the shareholders of Rio Narcea Gold Mining Ltd. ("Rio Narcea") to purchase all issued and outstanding common shares of Rio Narcea for Cdn$5.50 per share and all outstanding warrants of Rio Narcea for Cdn$1.04 per warrant for total cash consideration of approximately $718.6 million (the "Rio Narcea Acquisition"). In conjunction with the Rio Narcea Acquisition, the Company granted Red Back Mining Inc. an option (the "Red Back Option") to purchase certain gold mining related net assets of Rio Narcea for cash consideration of $225 million and the assumption of liabilities, including a $42.5 million loan ("Gold Asset Disposition"). Funding for the Rio Narcea Acquisition is from an $800 million credit facility. If the Red Back Option is exercised, the Company anticipates that the $225 million proceeds from the Gold Asset Disposition will be applied to reduce the amount outstanding on the credit facility.

On April 11, 2007, the Company and Tenke Mining Corp. ("Tenke") announced that they have entered into a definitive agreement to combine the two companies (the "Tenke Acquisition"). The transaction was completed by way of a Plan of Arrangement (the "Arrangement") and closed on July 3, 2007. At closing, all Tenke common shares were automatically exchanged on the basis of 1.73 Lundin common shares for each Tenke common share. Pursuant to the Arrangement Tenke conveyed its South American assets and cash in the amount of $5 million to a newly incorporated, wholly-owned subsidiary, Suramina Mining Inc. ("Suramina"). The shares of Suramina were distributed to Tenke shareholders immediately prior to the effective date of the Arrangement and the shares began trading on the TSX Venture Exchange on July 5, 2007.

These pro forma consolidated financial statements of Lundin reflect the Tenke Acquisition, the Rio Narcea Acquisition (the "Acquisitions") and the Gold Asset Disposition. The Tenke Acquisition is subject to the approval of the shareholders of the Company and the shareholders of Tenke and applicable regulatory authorities. The Rio Narcea acquisition is subject to the tender of shares representing at least 66 % of the outstanding common shares of Rio Narcea, calculated on a fully diluted basis. As at the date of this report, a total of 145,597,224 common shares and 16,471,320 share purchase warrants representing 85.8% and 74.6% of the issued and outstanding common shares and share purchase warrants of Rio Narcea, respectively, have been tendered to the Company. The Gold Asset Disposition is dependent on the exercise by Red Back Mining Inc. of their rights under the Red Back Option. Accordingly, the pro forma consolidated financial statements have been presented with three sub-totals representing Lundin on a pro forma basis after making adjustments for each transaction as follows:

a)

Pro Forma Lundin after the Tenke Acquisition (note 3)

b)

Pro Forma Lundin after the Tenke Acquisition and Rio Narcea Acquisition (note 4)

c)

Pro Forma Lundin after the Acquisitions and the Gold Asset Disposition (note 5)

These pro forma consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, and do not contain all the information required for annual or interim financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim consolidated financial statements of each of Lundin, Tenke and Rio Narcea.

These pro forma consolidated financial statements have been prepared on the basis that Lundin is considered the acquirer for each of the Acquisitions. The pro forma consolidated balance sheet is prepared to give effect to the Acquisitions and the Gold Asset Disposition as if they occurred on March 31, 2007. The pro forma statements of operations are prepared to give effect to the Acquisitions (100% of Tenke and 85.8% of Rio Narcea and the Gold Asset disposition) as if they occurred on January 1, 2006. The non-controlling interest relates to the 14.2% interest in Rio Narcea held by others.

LUNDIN MINING CORPORATION
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

1.

Proposed Transactions and Basis of Presentation (continued)

These pro forma consolidated financial statements are not intended to reflect the financial position of Lundin which would have resulted had the Acquisitions and the Gold Asset Disposition actually been completed on March 31, 2007 or the results of operations of Lundin that would have resulted had the Acquisitions and the Gold Asset Disposition actually been effected on January 1, 2006. Further, the pro forma results of operations may not be indicative of future results.

The allocation of the purchase price to the identifiable assets and liabilities and the adjustments to the statements of operations presented in these pro forma consolidated financial statements related to the Acquisitions is preliminary and subject to change. In arriving at the fair values of assets and liabilities of Rio Narcea, the Company has made assumptions, estimates and assessments which are solely based on available public information. The actual fair values of the identifiable assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed in the purchase price allocations set out herein due to changes in the estimates which will occur as more information is available for assessment.

2.

Significant Accounting Policies

Accounting policies used in the preparation of these pro forma consolidated financial statements are disclosed in Lundin’s audited consolidated financial statements for the year ended December 31, 2006 and the interim consolidated financial statements for the three months ended March 31, 2007. No adjustments have been made for differences in accounting policies between Lundin and Tenke Mining or between Lundin and Rio Narcea, except as identified and indicated in the notes to these pro forma consolidated financial statements.

3.

EuroZinc Acquisition and Tenke Acquisition

(a)

EuroZinc Acquisition

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc"). The pro forma consolidated statement of operations of the Company for the year ended December 31, 2006 has been adjusted as follows:

(i)

EuroZinc Earnings for the Period January 1, 2006 to October 31, 2006

Earnings of EuroZinc for the period January 1, 2006 to October 31, 2006 prior to the date of acquisition have been included to reflect the results of operations as though the acquisition had been completed on January 1, 2006.

(ii)

EuroZinc Purchase Accounting

Depreciation, depletion and amortization has been increased by $43.0 million and future income tax recovery has been increased by $9.3 million to reflect the amortization and related tax effect of the fair value adjustments to mineral properties, plant and equipment related to the acquisition of EuroZinc for the ten months ended October 31, 2006.

LUNDIN MINING CORPORATION
 NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2007
 (All amounts in thousands of United States dollars, except where noted)
 (Unaudited)

(b)

Tenke Acquisition

(i)

Adjusted Tenke

The assets and liabilities of Tenke being acquired by Lundin under the Arrangement are represented on the pro forma consolidated balance sheet as "Adjusted Tenke". Adjusted Tenke has been derived from the consolidated financial statements of Tenke as at March 31, 2007 after taking into effect the transfer of the South American assets and liabilities to Suramina, including additional cash of $5 million, and an assumption that all Tenke stock options (all of which are in-the-money) are exercised prior to the Tenke Acquisition for cash proceeds of $8.2 million as follows:

				Pro forma
		Suramina		adjustment -
	Tenke Mining	Resources		exercise of Tenke	Adjusted Tenke
	Corp. historical	historical	Adjustment	stock options	book value
Cash and cash equivalents	$94,275	$(924)	$(5,000)	$8,150	$96,501
Accounts receivable	739	(687)	-	-	52
Inventories	8	(8)	-	-	-
Other current assets	17	-	-	-	17
Long term investments	1,128	-	-	-	1,128
Equity investment in Tenke Fungurme	105,151	-	-	-	105,151
Mineral properties, plant and equipment	16,179	(16,177)	-	-	2
Accounts payable and accrued liabilities	(1,031)	333	-	-	(698)
Net assets	$216,466	$(17,463)	$(5,000)	$8,150	$202,153

(ii)

Tenke Acquisition Pro Forma Adjustments – Consolidated Balance Sheet

The acquisition of Tenke is accounted for as an asset purchase for accounting purposes. Under this method of accounting, the identifiable assets and liabilities of Tenke are recorded upon acquisition by the Company at their fair values, and the fair values are adjusted for the effect of future income taxes if the tax values of the assets and liabilities differ from their fair values. No goodwill is recorded on an asset purchase. The measurement of the purchase consideration for Tenke in these pro forma consolidated financial statements is recorded at the closing price on July 3, 2007 of Lundin shares, being Cdn$13.37 per share, or US$1,331.5 million.

(ii)

Tenke Acquisition Pro Forma Adjustments – Consolidated Balance Sheet (continued)

The adjustments to the pro forma consolidated balance sheet as at March 31, 2007 to record the identifiable assets and liabilities of Tenke at fair value are as follows:

LUNDIN MINING CORPORATION
 NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2007
 (All amounts in thousands of United States dollars, except where noted)
 (Unaudited)

		Adjusted Tenke
	Adjusted Tenke	book value	Pro forma
	fair value	(note 3(b)(i))	adjustments
Cash and cash equivalents	$94,768	$(96,501)	$(1,733)
Accounts receivable	52	(52)	-
Other current assets	17	(17)	-
Long term investments	1,128	(1,128)	-
Equity investment in Tenke Fungurme	1,439,649	(105,151)	1,334,498
Mineral properties, plant and equipment	2	(2)	-
Accounts payable and accrued liabilities	(698)	698	-
Future income tax liabilities	(203,511)	-	(203,511)
Net assets	$1,331,407	$(202,153)	$1,129,254

(iii)

Adjusted Tenke – Pro Forma Consolidated Statement of Operations

The results of operations of Tenke being acquired by Lundin under the Arrangement are represented on the pro forma consolidated statement of operations as "Adjusted Tenke". Adjusted Tenke has been derived from the consolidated statements of operations of Tenke for the three months ended March 31, 2007 and the year ended December 31, 2006.

Three Months Ended March 31, 2007

		Suramina
	Tenke Mining	Resources Inc.
	Corp. historical	historical	Adjusted Tenke
Selling, general and administration	$(1,229)	$(110)	$(1,119)
Stock-based compensation	(502)	(50)	(451)
Foreign exchange gains (losses)	739	(27)	767
Interest and other income and expenses	958	9	949
Interest and bank charges	(1)	-	(1)
	$(35)	$(178)	$145

LUNDIN MINING CORPORATION
 NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2007
 (All amounts in thousands of United States dollars, except where noted)
 (Unaudited)

(iii)

Adjusted Tenke – Pro Forma Consolidated Statement of Operations (continued)

Year Ended December 31, 2006

		Suramina
	Tenke Mining	Resources Inc.
	Corp. historical	historical	Adjusted Tenke
General exploration and project investigation	$(902)	$(604)	$(298)
Selling, general and administration	(1,845)	(326)	(1,519)
Stock-based compensation	(3,501)	(350)	(3,151)
Foreign exchange gains (losses)	(798)	(180)	(618)
Interest and other income and expenses	2,934	(105)	3,039
Interest and bank charges	(93)	(91)	(2)
Write-off of mineral property interests	(1,491)	(1,491)	-
	$(5,696)	$(3,147)	$(2,549)

4.

Rio Narcea Acquisition

The Rio Narcea Acquisition is accounted for as a business combination using the purchase method whereby the identifiable assets and liabilities of Rio Narcea are measured at their individual fair values on the date of the acquisition. If the consideration paid exceeds the aggregate of these fair values including any related amounts for future income taxes arising on the initial recognition of fair values then the excess consideration is recorded on the consolidated balance sheet as goodwill.

As at the date of this report, the cash consideration paid to the Rio Narcea shareholders totaled $718.6 million, which represents 85.8% of the issued and outstanding common shares and 74.6% of the issued and outstanding share purchase warrants that have been tendered to the Company for payment of Cdn$5.50 per common share and Cdn$1.04 per warrant. The Company will continue to receive Rio Narcea shares and warrants tendered in exchange for the cash payments to the remaining shareholders and warrant holders until the Company obtains at least 90% of the outstanding shares of Rio Narcea on a diluted basis, at which time the Company will issue a notice to the remaining Rio Narcea shareholders to tender their shares and warrants within 20 days from the date of the notice. This will in effect give the Company 100% ownership in Rio Narcea. The Company has assumed that all issued and outstanding Rio Narcea stock options (all of which are in-the-money) are exercised prior to the acquisition for cash proceeds of approximately $13.4 million.

(a)

Adjustments to Pro Forma Consolidated Balance Sheet

The following pro forma adjustments have been made to the pro forma consolidated balance sheet as at March 31, 2007 to reflect the purchase of Rio Narcea:

LUNDIN MINING CORPORATION
 NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2007
 (All amounts in thousands of United States dollars, except where noted)

	Proceeds from		Long-term debt	Rio Narcea pro
	options	Fair Value	assumed net of	forma
	exercised	Adjustment	cash paid	adjustments
Cash and cash equivalents	$13,367	$(7,950)	$-	$5,417
Mineral properties, plant and equipment	-	141,614	-	141,614
Unallocated purchased price	-	337,085	-	337,085
Non-controlling interest	-	(38,803)	-	(38,803)
Long-term debt and capital leases	-	-	(718,576)	(718,576)
Net assets purchased	$13,367	$431,946	$(718,576)	$(273,263)

(i)

Proceeds from exercise of in-the-money stock options

The net assets acquired include an assumption that all in-the-money Rio Narcea stock options are exercised prior to the acquisition for cash proceeds of $13.4 million, which is net of the non-controlling interest of 14.2%.

(ii)

Fair value adjustments

The fair value adjustments relate to the allocation of the fair values of Rio Narcea’s assets and liabilities resulting from the allocation of the excess purchase price over the carrying values recorded by Rio Narcea as follows:

  adjustment to decrease cash and cash equivalents for estimated costs of $7.95 million to complete the Rio Narcea Acquisition;

  adjustment to increase the carrying value of mineral properties, plant and equipment by $141.6 million to increase the carrying value of the gold mining assets to the exercise price of the Red Back Option (note 5);

The consideration paid exceeds the aggregate of the fair values of identifiable assets and liabilities by $337.1 million and this amount is included in the pro forma consolidated balance sheet under the caption "unallocated excess purchase price". The actual fair values of the identifiable assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed in the purchase price allocations set out herein due to changes in the estimates which will occur as more information is available for assessment (note 6).

(iii)

Long-term debt related to acquisition of Rio Narcea:

Cash consideration of $718.6 million to acquire 85.8% of the issued and outstanding common shares and 75.4% of the issued and outstanding share purchase warrants in Rio Narcea is expected to be financed through an $800 million credit facility. The Company assumes that it will draw down the facility in its entirety to finance the purchase of the remaining Rio Narcea shares and warrants that the Company does not already own.

Adjustments to the Pro Forma Consolidated Statements of Operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the Rio Narcea Acquisition had occurred on January 1, 2006:

LUNDIN MINING CORPORATION
 NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2007
 (All amounts in thousands of United States dollars, except where noted)

(i)

Interest on long-term debt

The pro forma consolidated statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes interest expense related to long-term debt of $11.9 million and $47.8 million, respectively.

(ii)

Future income tax recovery

The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes future income tax recoveries of $4.2 million and $16.7 million, respectively, related to the adjustment described in note 4(b) (i).

(iii)

Non-controlling interest

The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 include $2.6 million and $5.6 million non-controlling interest, which represents 14.2% share of pro forma earnings belonging to the minority shareholders as at the date of this report.

5.

Gold Asset Disposition

In conjunction with the Rio Narcea Acquisition, the Company granted Red Back Mining Inc. an option (the "Red Back Option") to purchase certain gold mining related net assets of Rio Narcea for cash consideration of $225 million and the assumption of liabilities, including a $42.5 million loan ("Gold Asset Disposition"). The pro forma consolidated balance sheet includes an adjustment to reflect the sale of the gold mining related net assets and repayment of $225 million in long-term debt. The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes adjustments to decrease interest expense related to the $225 million in long-term debt as if the repayment had occurred on January 1, 2006.

6.

Other Items Not Adjusted

The adjustments made to the pro forma consolidated statements of operations reflect only those items which recur and do not include all charges to income which are expected to occur immediately following the transaction. In addition, these statements do not give effect to operating efficiencies and cost savings that may result from the Arrangement.

Upon closing of the Acquisitions the Company is required to fair value all of the assets and liabilities acquired. The final values allocated to the acquired assets will depend on the Company’s view of, amongst other things, long term metal prices, exchange rates and reserves and resources on completion. It is likely that the final purchase price will result in a significant increase in the carrying value of mineral properties, plant and equipment and related future income tax liability, and this will result in an increase in depreciation, depletion and amortization expense from that shown in the pro forma consolidated financial statements. The Company estimates that for every $100 million allocated to mineral properties, plant and equipment that there would be a corresponding depreciation charge of $12.5 million ($8.0 million after income taxes or a reduction to basic earnings per share of $0.02) for the year ended December 31, 2006 and $3.1 million ($2.0 million after income taxes or a reduction to basic earnings per share of $0.005) for the three months ended March 31, 2007.

LUNDIN MINING CORPORATION
 NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED MARCH 31, 2007
 (All amounts in thousands of United States dollars, except where noted)

Any excess of the purchase price paid over the amount allocated to the assets and liabilities acquired in the Rio Narcea Acquisition will be classified as goodwill, which, under Canadian generally accepted accounting principles, will not be amortized but which the Company is required to allocate to its reporting units and test for impairment on an annual basis. The first impairment test will be performed at a future date as determined by management and there can be no assurances that an impairment and write-down of goodwill will not occur.

7.

Pro Forma Earnings Per Share

The earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method whereby all "in-the-money" stock options are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average price during the period.

The pro forma earnings per share information following the Tenke Acquisition assume the issue of 105.5 million Lundin shares on January 1, 2006.